October 13, 2005	Philip T. Colton
Direct Dial: (612) 604-6729
Direct Fax: (612) 604-6929
pcolton@winthrop.com

VIA EDGAR // Courtesy Copy via EMAIL

Ms. Kathleen Kerrigan

Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

RE:         Digital Angel Corporation

Form 10-K for the year ended December 31, 2004

Filed March 8, 2005

Form 10-Q for the quarterly period ended March 31, 2005

File No. 1-15177

Dear Ms. Kerrigan:

On October 6, 2005, representatives of Digital Angel Corporation had a teleconference with you, Ms. Hauber and Ms. Stokes to provide additional clarifying information on SOP 97-2 and EITF 00-21 as they related to our subsidiary’s, OuterLink Corporation, messaging and tracking service. Representatives from Digital Angel Corporation that participated on the call were: Kevin McGrath, CEO; James Santelli; CFO; Kevin O’Brien, OuterLink Corporation’s VP of Operations and Kersten Zupfer; Director of Financial Reporting.  Additionally, Phil Colton of Winthrop & Weinstine, P.A., the Company’s external legal counsel and Stephen Singer, Aaron Kaiser and David Einhorn, all of Eisner LLP, the Company’s Registered Public Accounting Firm, participated on the call. At your request, this letter documents the major points discussed on the call.

1.  You asked the Company some questions related to SOP 97-2 to clarify the Company’s position that the software is an incidental component of the messaging and tracking service that OuterLink Corporation provides.

•                  OuterLink’s business is providing a mobile asset tracking service. The components of the service consist of CP2 satellite transceivers which are installed on mobile assets, a monthly messaging and tracking service and CommTrack software, a dispatch software. CommTrack software receives and displays messages position reports sent from CP2 satellite transceiver equipment.

•                  OuterLink requires customers to license at least one copy of CommTrack, for $5,000.   One CommTrack software license is all that is needed to track several CP2 transceivers.  Many of our customers choose to use dispatch software available from other vendors to display the messaging and position reports.  OuterLink cooperates with these vendors by providing interfaces making it easy to interface into our system. We are aware of at least 15 customers who do not use CommTrack as their primary dispatch software. These 15 customers alone represent over 25% of the aviation units sold by Outerlink.

•                  Post contract support is provided to customers beyond one year if they purchase a Customer Care Plan (a copy of the separate Customer Care Plan Agreement, referenced in the Standard Terms and Conditions (Exhibit B of September 14, 2005 letter) is attached).  Cost of the Customer Care Plan is approximately 7% of the hardware list price and 15% of the software list price. Very few, less than 10%, of OuterLink’s customers purchase a Customer Care Plan.

•                  OuterLink has only completed one major update to CommTrack, version 2.0 which became available January 7, 2004 (prior to the acquisition by Digital Angel Corporation).  This update was distributed free of charge to all customers. OuterLink estimates it spent approximately $83,000 of internal costs on this update, about half of which was for new functions and half on error corrections.  This amount was the only amount spent on software development during the years 2003 and 2004.

•                  Software included in the transceiver is called “Firmware”.  Firmware is updated and incorporated into new units.  OuterLink does revise its firmware from time to time, which it incorporates into new shipments of CP2 units. Updated Firmware is only provided to customers if they are paying for a repair.  In a few rare instances a customer has requested a firmware upgrade. The customer was billed for the firmware upgrade. Firmware does not require updates to be operational.  OuterLink has spent approximately $25,000 annually on Firmware updates.

•                  Outerlink incurred approximately $700,000 and $1 million in 2004 and 2003, respectively, on research and development related to new hardware, versions CP3 and CP4.

2.  You asked the Company some questions related to EITF 00-21 to clarify the Company’s position that OuterLink’s transceiver does not have standalone value and therefore does not meet the criteria in Paragraph 9(a).

•                  The Outerlink transceiver has no separate functionality without the separate “tracking” service provided by OuterLink.  Customers using Outerlink’s proprietary products cannot obtain the “tracking” service from any other provider.

•                  OuterLink’s business model is unique when compared to its competitors offerings. OuterLink uses its own technology and leased satellite space to bounce information from the satellite to OuterLink’s own communication center.  The system is integrated and must be purchased as a whole.  To the best of the Company’s knowledge, OuterLink’s direct competitors use satellite phone systems as a foundation for their tracking and messaging service.  Additionally, it is the Company’s understanding that OuterLink’s direct competitors do not provide a complete service package, rather they sell separate components (i.e. hardware would be purchased from one vendor, tracking and messaging service from another vendor and dispatch software from yet another vendor).

•                  OuterLink (including its operations prior to the acquisition by Digital Angel Corporation) has had only one case of a resale transfer of transceiver hardware.  That unusual, unique and isolated case, involved 4 transceiver hardware units. OuterLink conducted an inspection and recertification of the transceiver hardware prior to agreeing to provide service for such units.

•                  The Company represents that it will continue to review the provisions of EITF 00-21 as OuterLink’s product offerings and business model change and evolve.  Additionally, if in the future additional CP2s are resold or the CP2s become functional with a competitor’s service, the Company will reevaluate its conclusion on EITF 00-21.

If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton
Philip T. Colton

PTC/aks

cc:	Digital Angel Corporation
Eisner LLP